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03045220

FILE No. 82-5023

November 28, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 DEC 17 7:21

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1. November 12, 2003 — Consolidated/Non-Consolidated Interim Financial Summary - For the First Half ended September 30, 2003 -
2. November 13, 2003 — Notice on Interim Dividends to be Skipped for the 26th Business Year

Yours truly,

Tadashi Ishii

Tadashi Ishii

Encls.
cc: Sanix Incorporated

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

dle 1/5

SANIX

FILE NO. 82-5023

03 DEC 17 AM 7:21

SANIX INCORPORATED

Consolidated/Non-Consolidated

Interim Financial Summary

For the First Half ended September 30, 2003

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. Percentages are rounded off to 1 decimal place. This document is an English translation of the Japanese-language original.

November 12, 2003

Financial Statements

For the First Half ended September 30, 2003

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
CEO:	Shin-ichi Munemasa
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
U.S. Accounting Principle:	Not adopted

Consolidated Financial Highlights for the First Half ended September 30, 2003

(April 1, 2003 to September 30, 2003)

(1) Consolidated Operating Results

(Millions of Yen)

	First Half between April 1 and September 30				Full Year ended March 31, 2003	
	FY2004	**% change**	FY2003	% change	FY2003	% change
Net Sales	**23,535**	**(17.8%)**	28,640	(0.8%)	50,357	(15.0%)
Operating Income	**(3,085)**	-	140	(95.6%)	(2,779)	-
Recurring Profit	**(3,062)**	-	233	(92.8%)	(2,586)	-
Net Income	**(3,493)**	-	(161)	-	(3,462)	
Net Income per Share(¥)	**(¥87.97)**	-	(¥3.96)	-	(¥85.89)	-
Net Income per Share, Diluted(¥)	-	-	-	-	-	-

Note (1) Investment profit and loss on equity method:

¥ -million (First Half ended September 30, 2003)

¥ -million (First Half ended September 30, 2002)

¥ -million (Full Year ended March 31, 2003)

Note (2) Average number of shares issued and outstanding during the fiscal term:

First Half ended September 30, 2003	39,717,368 shares
First Half ended September 30, 2002	40,752,505 shares
Fiscal Year ended March 31, 2003	40,312,865 shares

Note (3) Changes in accounting method: None

Note (4) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous first half ended September 30, 2002.

(2) Consolidated Financial Position

(Millions of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2003
	FY2004	FY2003	FY2003
Total Assets	**59,457**	60,262	62,032
Shareholders' Equity	**34,941**	43,236	38,769
Shareholders' Equity Ratio (%)	**58.8%**	71.7%	62.5%
Shareholders' Equity per Share (¥)	**¥879.75**	¥1,069.72	¥976.12

Note(1) Number of shares issued and outstanding at period end

First Half ended September 30, 2003	39,717,368 shares
First Half ended September 30, 2002	40,418,828 shares
Fiscal Year ended March 31, 2003	39,717,618 shares

(3) Consolidated Financial Cash Flows

(Millions of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2003
	FY2004	FY2003	FY2003
Cash Flows from Operating Activities	**(603)**	1,234	(1,734)
Cash Flows from Investing Activities	**(602)**	(3,540)	(7,472)
Cash Flows from Financing Activities	**1,013**	2,531	7,062
Balance of Cash and Cash Equivalents at End of Peric	**2,045**	4,607	2,238

(4) Matters Pertaining to Consolidation and Concerning the Adoption of Equity Method Accounting

Number of consolidated subsidiaries: 5

Number of non-consolidation subsidiary, which adopted equity method: 0

Number of affiliated company, which adopted equity method: 0

(5) Change in Consolidation and the Adoption of Equity Method

Number of newly consolidated company: 2

Number of company excluded from consolidation: 0

Number of new company, which adopted equity method: 0

Number of company excluded from equity method: 0

I. Group Outline

The Company's group is composed of 5 subsidiaries and 1 affiliate. Sanix's core businesses are environmental sanitation, maintenance and sanitation services for ordinary houses and corporate buildings, and intermediate processing of industrial waste with a focus on recycling resources.

HS Division: The division offers environmental sanitation services for ordinary houses. The main services and products are House Reinforcement System, Termite Eradication Service and Under-Floor/Under-Roof Ventilation System.

ES Division: The division offers environmental sanitation services for offices and condominium buildings with specializing in water quality management and care & maintenance of building water supply.

ERD Division: The division focuses on reducing, detoxifying, recycling and treating industrial waste. Sanix sells industrial plastic waste processed at its plastic recycling plants to Sanix Energy Incorporated, a consolidated subsidiary. Sanix Energy Incorporated, a consolidated subsidiary, is responsible for generating and selling power from the Tomakomai Power plant, which solely utilizes industrial waste plastic, which are purchased from Sanix incorporated and Energy Development Institute Co., Ltd.

Sunaim Incorporated, a consolidated subsidiary leases cars for Sanix. (Sunaim rents cars from Orix Auto Lease.) Sanix software design Incorporated, a consolidated subsidiary receives information system operations mainly from Sanix.


Customers
HS Division
Service Sales
ES Division
Service Sales
ERD Division
Industrial Waste Processing
Sanix Incorporated
HS/ES Division
Purchases of chemical agents
Leases of cars for business use
Consolidated subsidiaries
SUNAIM INCORPORATED
ERD Division
Sales of waste plastic fuel
Leases of power generation facilities
Consolidated subsidiaries
Sanix Energy Incorporated
Sales of electric power
Customers
Sales of waste plastic fuel
Consolidated subsidiaries
Energy Development Institute Co., Ltd.
Each division
Outsourcing of information system
Consolidated subsidiaries
Sanix Software Design Incorporated.

Note: HS Division is an abbreviation for Home Sanitation Division, ES Division is an abbreviation for Establishment Sanitation Division and ERD Division is an abbreviation for Environmental Resources Development Division.

II. Business Policies

Fundamental Business Policies

Our corporate mission since our founding has been 'to make the unclean clean and the impure pure.' Under this concept, we have made a broad range of environmental sanitation services available to society. SANIX offers environmental sanitation services to households and also provides environmental sanitation services to places of business as well as maintenance services for the facilities of office buildings, apartment buildings, and other structures. As the third pillar of our business, we are promoting operations in industrial waste processing, focusing chiefly on waste recycling, detoxification, and volume reduction, areas that are on the verge of large growth.

In these three areas, SANIX is aggressively developing its ecological business by improving services and technology and constantly tailoring services to best suit customer needs. At the same time, we are working to improve profitability and make more efficient use of capital in an effort to increase our corporate value.

Profit Distribution

1) One of our business policies is to increase the scope of our operations and improve earnings per share and dividends per share. Our goal is to increase our corporate value and distribute profits in keeping with profit gains. We plan to use our internal reserves for capital investments that will increase our corporate value in the medium and long term. However, as the results of this first half were disappointing, Sanix decided not to pay an interim dividend. The year-end dividend will be 20 yen.

2) Granting stock options: This is intended to give directors and employees of the Company and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Company and its group companies, thereby improving business performance. Sanix granted approximately 2.6 million shares of common stock to 4,034 of its directors, auditors and employees of Sanix and its subsidiaries.

Medium-and Long-Term Business Strategies

In our Home Sanitation Division, we will aggressively promote sales and cultivate latent demand. In developing these operations, our guiding concept will be to improve home durability and home longevity through our Termite Eradication Services, Under-Floor and Under-Roof Ventilation Systems, and Home Reinforcement System. In turn, we will aim to provide a more comfortable living environment. In Kanto region, which has the largest number of single unit houses, the Company established 21 HS sales offices by the end of September. In order to improve profitability, we will further deepen our reach in the existing sales regions, and will expand our operational coverage in the future.

In Establishment Sanitation Division, SANIX is expanding its operational coverage in the Tokyo metropolitan area, where large buildings are concentrated. From this fiscal year, the division will also open offices in the Chukyo area. Our key product in this division is our water activator, which aids in maintaining water equipment and improving water quality in office buildings and apartment complexes. In addition, through the introduction of new products, such as our Hydrogen Sulfide Removal System, Arsenic Removal System and our Ozone Purification System, SANIX is developing new markets. We are actively marketing in the Kanto area. At the same time, the division will expand our operating area into the Chukyo region from the next fiscal year.

In our Environmental Resource Development Division, SANIX focuses on recycling and detoxifying industrial waste. Our main business is processing waste plastic into fuel. As part of these operations, we are running 16 plastic-recycling-and-energy-conversion plants. Further, we are operating a power plant facility in Hokkaido's Tomakomai that is powered exclusively by processed plastic. The power plant concluded a formal contract with Hokkaido Electric Power Co., Inc to sell electricity from August. The large plant investments for this business has now been completed, and the electric power

generation system running on recycled fuel will be fully operational from the second half of this fiscal year. From now on, the capacity of waste plastics will increase, the plant operating rate will rise, and cost reduction efforts will be made for the entire system. The division will look to make profit from each business unit, and will also work to make the entire divisional operation profitable at an early stage.

III. Business Results

1. First Half Overview

(1) Earnings

During the first half ended September 30, 2003, the Japanese economy still had problems such as severe employment and income conditions, and sluggish personal consumption. At the same time, however, the Japanese economy showed slight signs of recovery as evidenced in moderate increases of capital investment and an upturn in stock prices following improvement in corporate profits.

In the environmental sanitation industry, declines in household spending, corporate cost reductions and uncertainty about the employment situation made for difficult business conditions. However, there is undeniably a heightened awareness of the need to extend the life-span of houses and office buildings.

Under the circumstances, the SANIX group has placed customers at the center of our business. In the Home Sanitation Division, we pursued marketing efforts to win new customers and streamlined after-sales service systems to improve satisfaction from existing customers. In the Environmental Resources Development Division, the Tomakomai electric power generating facility began full-scale operations and contracted with Hokkaido Electric Power Co., Ltd to sell electric power from August. The division made efforts to achieve stable operations and to increase power production volume at the power plant prior to concluding a formal contract to sell electricity.

As a result, sales for the consolidated first half ending September 30, 2003 came to 23,535 million yen, 17.8% less than the same period last year. In the fourth quarter last year, sales in the HS division had fallen significantly. Though the divisional sales increased over the last fourth quarter, it was not enough to cover fixed costs such as personnel costs as well as a huge deficit in the ERD division. Consequently, recurring loss reached 3,062 million yen (233 million yen of recurring profit for the first half last year) and net loss came to 3,493 million yen (161 million yen of net loss for the first half last year).

Earnings of individual divisions:

Home Sanitation Division

Though sales in the HS division showed signs of recovery compared to the fourth quarter last year, the divisional sales came to 15,445 million yen, which is 26.8% less than the same period last year. The division carried out community-based marketing efforts to cultivate latent demands for home maintenance. Since the division expanded and trained its sales force during the first half, positive signs were being seen to win new customers. As a result, sales of termite eradication services, which depend on new customers, dropped only 6.5% from the same period last year. However, sales of home reinforcement system and under-floor and under-roof ventilation systems, which depend on existing customers, significantly decreased during the first half. Consequently, the division could not achieve a full recovery. Operating profit came to 1,150 million yen compared to 4,260 million yen in the first half last year. Though the division carried out cost-reduction measures, it failed to absorb large fixed costs such as personnel and labor expenses. In this first half, the division opened three additional offices, two in the Kanto region and one in the Chugoku region.

Establishment Sanitation Division

The divisional sales came to 4,016 million yen, a 3.2% drop compared to the same period last year. Though sales of water activator installations and maintenance installations for building water supply facilities decreased, other sales categories such as exterior wall waterproofing and coating painting increased. As a result, sales of the division were about the same as in the same period last year. Since Sanix was approved as a specified construction business, the division could establish sales channels for environmental equipment such as a hydrogen sulfide removal system and arsenic removal system. Operating loss came to 162 million yen compared to a loss of 108 million yen during the same period last year. Here, increased service operations with high cost percentage and costs related to launching new products were responsible. In the first half, the division opened one additional sales office in the Chukyo region.

Environmental Resources Development Division

The divisional sales came to 4,073 million yen, a 19.8% increase compared to the same period last year. In order to build a recycling-regeneration-oriented business, the Tomakomai electric power generating facility began full-scale operations and started to sell electric power in August. The division has been making efforts to achieve stable operations and increase its power production volume. At the same time, the division emphasized sales of baling machines for waste plastic. As a result, sales in the waste plastic recycling business increased compared to the same period last year. In addition, sales of the incineration business increased. On the other hand, sales of the organic liquid waste processing business at Hibiki plant (Kita-kyushu) decreased since the plant processed a limited amount of waste due to equipment maintenance to improve processing power. From this year, revenues from sales of electric power contribute to the divisional sales. As a result, operating loss came to 2,288 million yen compared to a loss of 1,896 million yen during the same period last year. Costs including 769 million yen of depreciation expenses incurred at the Tomakomai power plant prior to concluding a formal contract to sell electricity weighed on profit.

Financial Position

Net cash used in operating activities at the end of the first half was 603 million yen. Last year, cash provided by operating activities was 1,234 million yen. This was due to a net loss before income taxes in this first half. Net cash used in investing activities was 602 million yen, an improvement of 2,937 million yen over the same period last year. With these activities, the recent factory development for the Environmental Resources Development Division has now been completed. Net cash provided by financing activities decreased 1,517 million yen year-on-year to 1,013 million yen. Here, the amount of fund raising for capital investment was less than the previous year. Cash and cash equivalent at the end of the first half came to 2,045 million yen, 193 million yen less than at the end of last fiscal year.

IV. Consolidated First-Half Financial Statements

1. Consolidated Balance Sheet for the First Half

(Thousands of Yen)

	First Half as of September 30				Full Year as of March 31, 2003	
Assets:	FY2004	Ratio %	FY2003	Ratio %	FY 2003	Ratio %
Current Assets:						
Cash and bank deposits	**2,107,528**		4,679,901		2,282,112	
Notes and accounts receivable	**3,514,325**		3,445,431		3,405,510	
Inventories	**1,169,160**		1,355,855		1,474,166	
Deferred income taxes	**786,037**		575,133		866,856	
Other current assets	**442,321**		455,896		1,187,346	
Allowance for doubtful accounts	**(141,509)**		(38,547)		(46,770)	
Total Current Assets:	**7,877,863**	**13.2**	10,473,670	17.4	9,169,222	14.8
Fixed Assets:						
Tangible Fixed Assets:						
Buildings and structures	**11,161,742**		9,683,472		9,766,467	
Machinery, equipment and vehicles	**16,509,263**		9,102,015		9,001,553	
Land	**18,283,519**		18,103,589		18,218,390	
Construction in progress	**591,517**		7,336,564		10,587,767	
Other tangible fixed assets	**250,218**		262,432		248,298	
Total Tangible Fixed Assets:	**46,796,262**	**78.7**	44,488,074	73.8	47,822,476	77.1
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	**83,886**	**0.1**	80,854	0.1	80,843	0.1
Investments and Other Assets:						
Investments in securities	**1,120,125**		1,411,322		1,438,570	
Deposits and guaranty	**1,953,134**		2,056,748		2,047,375	
Deferred tax assets	**949,347**		1,299,670		1,111,626	
Other	**1,158,062**		522,599		825,778	
Allowance for bad loans	**(481,429)**		(70,660)		(463,087)	
Total Investments and Other Assets:	**4,699,240**	**8.0**	5,219,680	8.7	4,960,264	8.0
Total Fixed Assets:	**51,579,389**	**86.8**	49,788,609	82.6	52,863,584	85.[illegible]
Total Assets:	**59,457,252**	**100.0**	60,262,279	100.0	62,032,806	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	First Half as of September 30 FY2004	Ratio %	FY2003	Ratio %	Full Year as of March 31, 2003 FY 2003	Ratio %
Current Liabilities:						
Notes and accounts payable	**766,247**		1,100,577		750,348	
Short-term loans	**6,180,000**		7,080,000		10,150,000	
Long-term loans payable in 1 year	**2,146,920**		348,320		1,199,020	
Corporated bond payable in 1 year	**200,000**		-		-	
Accrued expenses	**1,678,841**		1,760,368		1,595,077	
Accrued income taxes	**117,603**		613,619		41,467	
Consumption tax payable	**376,769**		328,318		7,278	
Accrued bonuses	**468,794**		538,474		531,140	
Allowance for recycling costs	**1,159,783**		-		1,468,152	
Other current liabilities	**2,506,665**		2,318,448		2,771,260	
Total Current Liabilities:	**15,601,624**	**26.2**	14,088,126	23.4	18,513,745	29.8
Non-Current Liabilities:						
Corporate bond	**800,000**		-		-	
Long-term debt	**5,790,930**		572,850		2,327,990	
Deferred income taxes	**-**		2,120		1,060	
Retirement benefit	**1,673,783**		1,620,871		1,690,094	
Other non-current liabilities	**649,753**		741,356		730,559	
Total Non-Current Liabilities:	**8,914,466**	**15.0**	2,937,199	4.9	4,749,704	7.7
Total Liabilities:	**24,516,091**	**41.2**	17,025,326	28.3	23,263,449	37.5
Minority Interest:	**-**	**-**	-	-	-	-
Shareholders' Equity:						
Capital stock	**12,533,820**	**21.1**	12,533,820	20.8	12,533,820	20.2
Additional paid-in capital	**15,853,954**	**26.7**	15,853,954	26.3	15,853,954	25.6
Retained earnings	**8,169,401**	**13.7**	15,765,713	26.2	12,060,428	19.4
Net unrealized holding gain/loss on securities	**(8,901)**	**(0.0)**	(46,740)	(0.1)	(71,858)	(0.1)
Less treasury stock at cost	**(1,607,112)**	**(2.7)**	(869,794)	(1.5)	(1,606,987)	(2.6)
Total Shareholders' Equity:	**34,941,161**	**58.8**	43,236,953	71.7	38,769,356	62.5
Total Liabilities, Minority Interests and Stockholders Equity:	**59,457,252**	**100.0**	60,262,279	100.0	62,032,806	100.0

2. Consolidated Statement of Income for the First Half

(Thousands of Yen)

	First Half				Full Year	
	between April 1 and September 30				ended March 31, 2003	
	FY2004	Ratio %	FY2003	Ratio %	FY 2003	Ratio %
Net sales	23,535,638	100.0	28,640,996	100.0	50,357,826	100.0
Cost of sales	12,281,853	52.2	11,554,403	40.3	22,422,598	44.5
Gross profit	11,253,784	47.8	17,086,592	59.7	27,935,228	55.5
Selling, general and administrative expenses	14,339,105	60.9	16,946,122	59.2	30,714,292	61.0
Operating income	(3,085,320)	(13.1)	140,470	0.5	(2,779,064)	(5.5)
Non-operating income:						
Interest income	4,367		16,748		21,451	
Dividend income	4,035		10,655		25,403	
Insurance commission received	6,648		7,577		14,975	
Rent revenue	128,934		131,230		262,185	
Other non-operating income	61,142		31,401		96,382	
Total non-operating income	205,128	0.9	197,613	0.7	420,398	0.8
Non-operating expenses						
Interest expenses	89,950		32,536		78,836	
Bond issue expenses	26,000		—		—	
Rental expenses	61,453		66,570		133,236	
Other non-operating expenses	4,675		5,492		15,856	
Total non-operating expenses	182,078	0.8	104,599	0.4	227,928	0.4
Recurring profit	(3,062,271)	(13.0)	233,483	0.8	(2,586,594)	(5.1)
Extraordinary income:						
Gain on sale of property, plant and equipment	4,479		27,378		67,701	
Insurance money received	1,262		—		—	
Investment securities received	—		11,396		11,396	
Gain on sale of investment securities	21,101		—		—	
Total extraordinary income	26,842	0.1	38,775	0.1	79,097	0.1
Extraordinary losses:						
Loss on sale of property, plant and equipment	1,058		34,906		65,061	
Loss on retirement of property, plant and equipment	14,823		3,959		12,744	
Loss on cancellation of lease contract	2,534		7,917		10,930	
Doubtful debt account	—		950		76,316	
Loss on sale of investment securities	54,690		—		—	
Loss on valuation of investment securities	59,618		187,328		217,398	
Loss on valuation of membership right	18,700		—		2,460	
Director's retirement bonus	6,090		14,800		14,800	
Loss on nonrecurring depreciation	—		—		26,363	
Net provision for allowance for recycling costs	—		—		840,598	
Total extraordinary losses	157,514	0.7	249,862	0.8	1,266,673	2.5
Income before income taxes	(3,192,942)	(13.6)	22,396	0.1	(3,774,171)	(7.5)
Corporate income, local and enterprise taxes	104,972	0.4	607,709	2.1	210,071	0.4
Adjustment on corporate tax, etc.	195,936	0.8	(424,114)	(1.4)	(521,947)	(1.0)
Net income / loss	(3,493,851)	(14.8)	(161,198)	(0.6)	(3,462,295)	(6.9)

3. Consolidated Statement of Retained Earnings for the First Half

(Thousands of Yen)

	First Half				Full Year	
	between April 1 and September 30				ended March 31, 2003	
	FY2004		FY2003		FY 2003	
(Additional paid-in capital)						
I. Additional paid-in capital at the beginning of the fiscal term		**15,853,954**		15,853,954		15,853,954
II. Additional paid-in capital at the end of the fiscal term		**15,853,954**		15,853,954		15,853,954
(Retained earnings)						
I. Retained earnings at the beginning of the fiscal term		**12,060,428**		16,400,108		16,400,108
II. Increase in retained earnings						
Net income / loss in the first-half		**(3,493,851)**		(161,198)		(3,462,295)
III. Decrease in retained earnings						
Dividend	**397,176**		409,194		813,383	
Directors' bonus	**-**	**397,176**	64,000	473,194	64,000	877,383
IV. Retained earnings at the end of the fiscal term		**8,169,401**		15,765,713		12,060,428

4. Consolidated Cash Flow Statement for the First Half

(Thousands of Yen)

	First Half (April 1 to Sep 30) FY2004	First Half (April 1 to Sep 30) FY2003	Full Year(April 1 to March 31) FY2003
Cash Flows from Operating Activities:			
Income before income taxes	**(3,192,942)**	22,396	(3,774,171)
Depreciation and amortization	**1,870,155**	1,210,845	2,456,527
Increase in allowance for retirement benefits	**(16,311)**	110,213	179,435
Increase in allowance for recycling costs	**(308,368)**	-	1,468,152
Increase/decrease in allowance for doubtful accounts	**96,881**	2,377	403,028
Interest and dividend income	**(8,402)**	(27,403)	(46,855)
Interest expense	**89,950**	32,536	78,836
Bond issue expense	**26,000**	-	-
Commission expense paid	**141**	3,196	7,203
Investment securities received	-	(11,396)	(11,396)
Gain on sales of short-term investments in securities	**(21,101)**	-	-
Loss on sales of short-term investments in securities	**54,690**	-	-
Loss on valuation of short-term investments in securities	**59,618**	187,328	217,398
Loss on valuation of membership right	**18,700**	-	2,460
Gain on sale of property, plant and equipment	**(4,479)**	(27,378)	(67,701)
Loss on sale of proprety, plant and equipment	**1,058**	34,906	65,061
Loss on disposal of property, plant and equipment	**14,823**	3,959	12,744
Increase/decrease in notes and accounts receivable-trade	**(108,815)**	2,182,638	1,904,630
Increase/decrease in inventories	**305,005**	(138,562)	(256,874)
Increase/decrease in other current assets	**367,618**	599,754	290,561
Increase/decrease in notes and accounts payable-trade	**25,621**	(217,548)	(577,499)
Increase/decrease in consumption taxes payable	**369,488**	(190,210)	(511,250)
Increase/decrease in other current liabilities	**(239,385)**	(364,627)	(481,771)
Payment of bonuses to directors and auditors	-	(64,000)	(64,000)
Other	**(288,541)**	(272,654)	(578,559)
Net	**(888,594)**	3,076,371	715,960
Interest and dividend income received	**8,402**	27,401	47,402
Interest expense paid	**(102,234)**	(31,236)	(88,290)
Income taxes paid	**(62,558)**	(1,838,505)	(2,409,141)
Refunded corporate tax	**441,125**	-	-
Net cash provided by operating activities:	**(603,858)**	1,234,030	(1,734,069)
Cash Flows from Investing Activities:			
Increase/decrease in time deposit	**18,500**	12,000	40,500
Proceeds from sales of securities	**365,011**	56	56
Payment for purchases of securities	**(30,714)**	(765)	(101,390)
Proceeds from sale of property, plant and equipment	**13,099**	103,180	291,839
Payment for purchases of property, plant and equipment	**(918,776)**	(4,148,150)	(8,510,561)
Other	**(12,794)**	493,587	807,285
Net cash provided by investing activities:	**(602,675)**	(3,540,092)	(7,472,270)
Cash Flows from Financing Activities:			
Proceeds from issuance of corporate bond	**970,239**	-	-
Increase in short-term borrowings	**(3,970,000)**	3,980,000	7,050,000
Proceeds from long-term loans	**5,200,000**	-	3,000,000
Repayment of long-term loans	**(789,160)**	(174,160)	(568,320)
Purchase of treasury stock	**(125)**	(863,714)	(1,600,907)
Dividends paid	**(397,487)**	(407,519)	(811,170)
Other	**(17)**	(3,196)	(7,203)
Net cash provided by financing activities:	**1,013,449**	2,531,409	7,062,398
Effect of exchange rate changes on cash and cash equivalents	**0**	-	0
Net increase/decrease in cash and cash equivalents	**(193,084)**	225,347	(2,143,941)
Cash and cash equivalents at beginning of the fiscal term	**2,238,612**	4,382,553	4,382,553
Cash and cash equivalents at the end of the fiscal term	**2,045,528**	4,607,901	2,238,612

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

All subsidiaries are consolidated

Number of consolidated subsidiaries: 5 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated / Sanix Software Design Incorporated / EDI Incorporated

Sanix Software Design Incorporated and EDI Incorporated were established during this first half.

2.Matters Concerning the Application of Equity method Accounting

None

3.Matters Pertaining to the Settlement Dates of Consolidated Subsidiaries

The settlement dates of consolidated subsidiaries are the same as those of the parent company

4.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

①Short-term investments in securities:

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

②Inventories: Cost method computed by moving average method

(2) Depreciation methods for depreciable assets.

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

(3) Accounting standards for allowances and reserves.

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

④Allowance for resource-recycling expenses: The Company recognized transportation costs and storage costs expected to incur for the recycled waste plastic fuel stored by the end of this first half.

(4) Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

(5) Other significant policies used in these consolidated financial statements.

Accounting treatment of consumption tax: Excluding tax method

5. Valuation Method of Assets and Liabilities of Consolidated Subsidiaries

Market value method

6. Cash and Cash Equivalents on Consolidated Statements of Cash Flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, savings which can be withdrawn as required, and short-term investments which are easily converted into cash, have low risk of changing value, and which can be repaid within 3 months from the acquisition date.

Changes of Accounting Principles

Recognition of allowances: Recognition of allowances: Allowance for recycling costs is provided in preparation for payment ι transportation and storage relating to recycling waste plastics for fuel. In fiscal 2003, the Companies changed its accounting for costs relating to transportation and storage for recycling waste plastics for fuel to provide an estimated amount that will be incurred in the future. Until the year ended March 31, 2002, the costs were expensed as incurred. This change was made considering relationship with revenue from processing industrial waste products that a business plan for Tomakomai power plant become clear to operate from next fiscal year in full scale. The effect of this change was to decrease operating income by 313,777 thousands yen and to increase loss before income taxes and net loss by 1,154,375 thousands yen, respectively.

Notes

(As of September 30, 2003)

1.Total accumulated depreciation for tangible fixed assets. . . . . 11,075,129 thousand yen

2.Number of shares of treasury stock. . . . . 1,203,384 shares

Notes to consolidated statement of cash flows

(1)Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets.

(Thousands of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2003
	FY2004	FY2003	FY2003
Cash and bank deposits.............................	**2,107,528**	4,679,901	2,282,112
Time deposits exceeding 3 months......................	**(62,000)**	(72,000)	(43,500)
Cash and cash equivalents...........................	**2,045,528**	4,607,901	2,238,612

(2)Depreciation expenses related to engineering methods concerning metal fittings for home reinforcement

(Thousands of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2003
	FY2004	FY2003	FY2003
	-	78,730	78,730

Notes to lease transactions

①Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheet

(Thousands of Yen)

	First Half		Full Year
	between April 1 and September 30		ended March 31, 2003
	FY2004	FY2003	FY2003
		Machinery and Vehicle	
Book Value	**2,234,175**	2,390,972	2,534,161
Cumulative depreciation	**1,359,556**	1,308,995	1,567,657
Value at end of half year	**874,618**	1,081,977	966,504
		Others (Tool Function)	
Book Value	**1,059,428**	1,019,430	1,048,828
Cumulative depreciation	**666,274**	468,338	567,873
Value at end of half year	**393,154**	551,091	480,955
		Total	
Book Value	**3,293,604**	3,410,402	3,582,989
Cumulative depreciation	**2,025,831**	1,777,333	2,135,530
Value at end of half year	**1,267,773**	1,633,068	1,447,459
②Outstanding balance of future lease payments at the end of the period:			
Within one year	**609,757**	668,206	666,499
Over one year	**709,674**	1,020,333	879,802
Total	**1,319,432**	1,688,539	1,546,302
③Amount of lease fee payments, depreciation expense and interest expense:			
Lease fee payments	**368,650**	379,266	777,633
Depreciation expense	**345,647**	356,569	731,134
Interest expense	**19,513**	24,668	48,364

④Accounting method for the amount equivalent to depreciation expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

Accounting method for the amount equivalent to interest expenses:

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

V. Short-Term Investments

1. First half ended September 30, 2003

(1) Other marketable securities with market value: (Thousands of Yen)

	First Half As of September 30, 2003		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
① Stocks	480,929	466,360	(14,568)
② Other	29,977	29,616	(361)
Total	510,907	495,977	(14,929)

(2)Principal marketable securities without market price (excluding 1, above) (Thousands of Yen)

	First Half As of September 30, 2003
	Value stated on consolidated balance sheet
① Other marketable securities	
Non-listed stocks (exluding OTC stocks)	624,147
Total	624,147

2. First half ended September 30, 2002

(1)Other marketable securities with market value: (Thousands of Yen)

	First Half As of September 30, 2002		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
① Stocks	547,030	494,284	(52,745)
② Other	320,730	292,890	(27,840)
Total	867,760	787,174	(80,585)

(2)Principal marketable securities without market price (excluding 1, above) (Thousands of Yen)

	First Half As of September 30, 2002
	Value stated on consolidated balance sheet
Other marketable securities	624,147
Non-listed stocks (exluding OTC stocks)	
Total	624,147

(Note) The Companies wrote down investments in securities by 187,328 thousand yen for the first half ended September 30, 2002. The Companies write down investment in equity securities where its fair market value at the first half end declines compared with the cost by 50% and more by each individual security. For the decline ratio of the market value above 30% less than 50%, the Companies determine to write down investment in equity security considering historical trend of the fair market value during the fiscal year and the various financial ratios based on the financial statements of the issuing enterprise.

3. Fiscal year ended March 31, 2003

(1)Other marketable securities with market value:

(Thousands of Yen)

	Full Year As of March 31, 2003		
	Acquisition Cost	Value stated on consolidated balance sheet	Balance
①Stocks	539,715	468,011	(71,703)
②Other	398,600	346,410	(52,189)
Total	938,316	814,422	(123,893)

(2)Principal marketable securities without market price (excluding 1, above)

(Thousands of Yen)

	Full Year As of March 31, 2003
	Value stated on consolidated balance sheet
Other marketable securities	624,147
Non-listed stocks (excluding OTC stocks)	
Total	624,147

VI. Segment Information

1. Segment information by type of business

Current consolidated first-half accounting period (From April 1, 2003 to September 30, 2003)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	15,445,957	4,016,229	4,073,450	23,535,638	—	23,535,638
(2)Internal sales among segments and transfer accounts......................	—	—	401	401	(401)	—
Total	15,445,957	4,016,229	4,073,852	23,536,039	(401)	23,535,638
Operating expenses	14,295,168	4,178,237	6,362,341	24,835,747	1,785,211	26,620,959
Operating income(loss)	1,150,789	(162,008)	(2,288,488)	(1,299,708)	(1,785,612)	(3,085,320)

Prior consolidated first-half accounting period (From April 1, 2002 to September 30, 2002)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	21,093,150	4,148,400	3,399,445	28,640,996	—	28,640,996
(2)Internal sales among segments and transfer accounts......................	—	—	367	367	(367)	—
Total	21,093,150	4,148,400	3,399,812	28,641,363	(367)	28,640,996
Operating expenses	16,833,321	4,256,729	5,295,941	26,385,992	2,114,533	28,500,526
Operating income(loss)	4,259,829	(108,328)	(1,896,129)	2,255,371	(2,114,900)	140,470

Prior consolidated fiscal year accounting period (April1, 2002 to March 31, 2003)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	34,708,625	8,085,061	7,564,139	50,357,826	—	50,357,826
(2)Internal sales among segments and transfer accounts......................	—	—	775	775	(775)	—
Total	34,708,625	8,085,061	7,564,914	50,358,602	(775)	50,357,826
Operating expenses	30,092,197	8,080,182	11,357,680	49,530,060	3,606,831	53,136,891
Operating income(loss)	4,616,428	4,879	(3,792,765)	828,541	(3,607,606)	(2,779,064)

Notes

1.Business divisions are those used for internal administrative purposes.

2.Principal services and products by business division

*HS(Home Sanitation Division). . . Sales of home reinforcement systems, termite eradication service, under-floor and under-roof ventilation systems

*ES(Establishment Sanitation Division). . . Fitting of water supply system for office and apartment buildings, maintenance services

*ERD(Environmental Resources Development Division). . .Waste plastic processing, incineration, organic liquid waste water processing, and power generation

3.Unabsorbed operating expenses listed under elimination or group is the administration cost of the general affairs department of the parent company.

Current consolidated first half accounting period. . . . .¥1,785,612 thousand

Prior consolidated first half accounting period. . . . . ¥2,114,900 thousand

Prior consolidated fiscal year accounting period. . . . .¥3,607,606 thousand

Geographic segment information for the first half ended September 30, 2003 has been omitted as total sales and total assets i. Japan were above 90% of total sales and assets of all segments.

Overseas and export sales have not been presented as their amounts were less than 10% of consolidated net sales for the first half ended September 31, 2003.

November 12, 2003

Financial Statements

For the First half ended September 30, 2003

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
CEO:	Shin-ichi Munemasa
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department

Non-Consolidated Financial Highlights for the First-Half ended September 30, 2003

(April 1, 2003 to September 30, 2003)

(1) Non-Consolidated Operating Results

(Millions of Yen)

	First Half between April 1 and September 30				Full Year ended March 31	
	FY2004	**% change**	FY2003	% change	FY2003	% change
Net Sales	**23,338**	**(18.5%)**	28,638	(0.7%)	50,289	(15.0%)
Operating Income	**(2,467)**	-	70	(97.7%)	(2,926)	-
Recurring Profit	**(2,910)**	-	194	(93.9%)	(2,692)	-
Net Income	**(3,305)**	-	(152)	-	(3,507)	-
Net Income per Share(¥)	**(¥83.23)**	-	(¥3.74)	-	(¥87.01)	-

Note (1) Average number of shares issued and outstanding during the fiscal term

First Half ended September 30, 2003	39,717,518 shares
First Half ended September 30, 2002	40,752,505 shares
Fiscal Year ended March 31, 2003	40,312,865 shares

Note (2) Changes in accounting method: None

Note (3) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous first half ended September 30, 2002.

(2) Dividends

	First Half between April 1 and September 30		Full Year ended March 31
	FY2004	FY2003	FY2003
Dividend per Share (¥)	-	¥10.00	¥20.00

(3) Non-Consolidated Financial Position

(Millions of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2003
	FY2004	FY2003	FY2003
Total Assets	**59,205**	58,441	60,319
Shareholders' Equity	**34,926**	43,088	38,566
Shareholders' Equity Ratio (%)	**59.0%**	73.7%	63.9%
Shareholders' Equity per Share (¥)	**¥879.38**	¥1,066.05	¥971.03

Note(1) Number of shares issued and outstanding at period end

First Half ended September 30, 2003	39,717,368 shares
First Half ended September 30, 2002	40,418,828 shares
Fiscal Year ended March 31, 2003	39,717,618 shares

(2) Number of treasury stocks at period end

First Half ended September 30, 2003	1,203,384 shares
First Half ended September 30, 2002	501,924 shares
Fiscal Year ended March 31, 2003	1,203,134 shares

IV. Non-Consolidated Interim Financial Statements

1.Non-Consolidated Balance Sheet for the First Half

(Thousands of Yen)

	Fist Half as of September 30				Full Year as of March 31, 2003	
Assets:	FY2004	Ratio %	FY2003	Ratio %	FY 2003	Ratio %
Current Assets:						
Cash and bank deposits	1,864,646		4,260,547		2,022,123	
Note receivable	104,032		89,358		122,405	
Accounts receivable	3,359,506		3,355,413		3,261,189	
Inventories	996,474		1,168,414		1,258,304	
Deferred income taxes	764,737		551,484		845,378	
Refundable income taxes	-		-		407,402	
Refundable consumption taxes	-		-		443,284	
Other current assets	355,908		432,429		319,528	
Allowance for doubtful accounts	(143,000)		(38,500)		(45,000)	
Total Current Assets:	7,302,304	12.3	9,819,148	16.8	8,634,616	14.3
Fixed Assets:						
Tangible Fixed Assets:						
Buildings	8,539,437		7,518,454		7,667,488	
Machinery, equipment and vehicles	16,453,346		9,026,879		8,937,480	
Land	16,755,702		16,660,743		16,754,517	
Construction in progress	591,517		7,336,564		10,587,767	
Other tangible fixed assets	2,843,721		2,404,819		2,326,271	
Total Tangible Fixed Assets:	45,183,725	76.4	42,947,461	73.5	46,273,525	76.7
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	81,777	0.1	79,145	0.1	78,631	0.1
Investments and Other Assets:						
Short-term investments	1,119,551		1,410,877		1,438,155	
Deposits and Guaranty	1,939,223		2,018,825		2,009,395	
Long-term loans to affliated company	1,500,000		-		-	
Deferred tax assets	941,316		1,299,670		1,111,626	
Other	1,619,338		936,795		1,238,648	
Allowance for bad loans	(481,429)		(70,660)		(464,858)	
Total Investments and Other Assets:	6,637,999	11.2	5,595,508	9.6	5,332,967	8.9
Total Fixed Assets:	51,903,502	87.7	48,622,115	83.2	51,685,125	85.7
Total Assets:	59,205,807	100.0	58,441,263	100.0	60,319,741	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	First Half as of September 30 FY2004	Ratio %	FY2003	Ratio %	Full Year as of March 31, 2003 FY 2003	Ratio %
Current Liabilities:						
Notes payable	229,423		509,315		195,249	
Accounts payable	652,755		584,726		516,746	
Short-term borrowings	6,000,000		5,500,000		8,500,000	
Long-term loans payable in 1 year	2,090,520		219,920		1,142,620	
Corporate bonds payable in 1 year	200,000		-		-	
Amount in arrears	2,229,203		2,167,141		2,865,626	
Accrued expenses	1,653,669		1,735,895		1,569,154	
Accrued income taxes	78,234		559,398		-	
Consumption tax payable	368,401		321,133		-	
Accrued bonuses	449,000		529,850		526,000	
Allowance for recycling costs	1,159,783		-		1,468,152	
Other current liabilities	307,803		319,889		294,773	
Total Current Liabilities:	15,418,794	26.0	12,519,270	21.4	17,078,322	28.3
Non-Current Liabilities:						
Corporate bond	800,000		-		-	
Long-term debt	5,750,330		475,850		2,259,190	
Retirement benefit	1,660,280		1,616,277		1,684,807	
Other non-current liabilities	649,753		741,356		730,559	
Total Non-Current Liabilities:	8,860,364	15.0	2,833,483	4.9	4,674,557	7.8
Total Liabilities:	24,279,159	41.0	15,352,754	26.3	21,752,879	36.1
Shareholders' Equity:						
Capital stock	12,533,820	21.2	12,533,820	21.5	12,533,820	20.8
Additional paid-in capital						
Capital surplus reserve	15,853,954		15,853,954		15,853,954	
Additional paid-in capital total	15,853,954	26.8	15,853,954	27.1	15,853,954	26.3
Retained earnings						
Earned surplus reserve	395,279		395,279		395,279	
Unappropriated reserve	9,365,908		13,128,464		13,128,464	
Unappropriated profits	(1,606,272)		2,093,477		(1,665,875)	
Retained earnings total	8,154,915	13.8	15,617,221	26.7	11,857,868	19.6
Unrealized holding gain/loss on securities	(8,929)	(0.1)	(46,692)	(0.1)	(71,793)	(0.1)
Less treasury stock at cost	(1,607,112)	(2.7)	(869,794)	(1.5)	(1,606,987)	(2.7)
Total Shareholders' Equity:	34,926,648	59.0	43,088,509	73.7	38,566,862	63.9
Total Liabilities and Stockholders Equity:	59,205,807	100.0	58,441,263	100.0	60,319,741	100.0

2. Non-Consolidated Statement of Income for the First Half

(Thousands of Yen)

	First Half				Full Year	
	between April 1 and September 30				ended March 31, 2003	
	FY2004	Ratio %	FY2003	Ratio %	FY 2003	Ratio %
Net sales	23,338,381	100.0	28,638,970	100.0	50,289,659	100.0
Cost of sales	11,680,486	50.0	11,781,850	41.1	22,268,234	44.3
Gross profit	11,657,894	50.0	16,857,120	58.9	28,021,424	55.7
Selling, general and administrative expenses	14,125,203	60.6	16,786,640	58.6	30,947,843	61.5
Operating income	(2,467,308)	(10.6)	70,479	0.3	(2,926,419)	(5.8)
Non-operating income:						
Interest income	11,311		4,746		9,434	
Dividend income	24,028		30,648		45,396	
Securities interest	—		11,954		11,954	
Insurance commission received	6,648		7,577		14,975	
Rent revenue	399,437		141,882		283,490	
Other non-operating income	62,382		30,506		93,114	
Total non-operating income	503,809	2.2	227,316	0.8	458,365	0.9
Non-operating expenses:						
Interest expenses	85,426		27,107		66,764	
Bond issue expenses	26,000		—		—	
Rent expense	830,941		70,666		141,426	
Other non-operating expenses	4,575		5,492		15,856	
Total non-operating expenses	946,942	4.1	103,265	0.4	224,047	0.5
Recurring profit	(2,910,442)	(12.5)	194,530	0.7	(2,692,101)	(5.4)
Extraordinary income:						
Gain on sale of property, plant and equipment	4,479		27,378		67,701	
Insurance proceeds	1,262		—		—	
Gain on sale of investment securities	21,101		—		—	
Investment securities received	—		11,396		11,396	
Total extraordinary income	26,842	0.1	38,775	0.1	79,097	0.2
Extraordinary losses:						
Loss on disposal of property, plant and equipment	8,569		3,959		12,744	
Loss on sale of property, plant and equipment	1,058		34,906		65,061	
Loss on cancellation fo lease contract	2,534		7,917		10,930	
Loss on sale of investment securities	54,690		—		—	
Loss on valuation of investment securities	59,618		187,328		217,398	
Loss on valuation of membership right	18,700		—		2,460	
Directors' retirement bonus	6,090		14,800		14,800	
Doubtful debt account	—		950		76,316	
Loss on nonrecurring depreciation	—		—		26,363	
Allowance for recycling costs	—		—		840,598	
Total extraordinary losses	151,261	0.6	249,862	0.9	1,266,673	2.5
Income before income taxes	(3,034,860)	(13.0)	(16,557)	(0.1)	(3,879,677)	(7.7)
Corporate income, local and enterprise taxes	66,000	0.3	554,000	1.9	145,000	0.3
Adjustment on corporate tax, etc.	204,916	0.9	(417,956)	(1.5)	(516,912)	(1.0)
Net income / loss	(3,305,776)	(14.2)	(152,600)	(0.5)	(3,507,765)	(7.0)
Earned surplus carried forward from the previous term	1,699,503		2,246,077		2,246,077	
Interim dividend	—		—		404,188	
Unappropriated profits	(1,606,272)		2,093,477		(1,665,875)	

Significant Accounting Policies

Relating to Financial Statements

(1) Appraisal standards and appraisal methods for short-term investments.

①Stocks of subsidiaries: Cost method computed by moving average method

②Short-term investments in securities:

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

(2) Inventories

①Finished products, products in progress and materials: Cost method computed by moving average method

②Stored goods: The latest purchase cost method

(3)Depreciation methods for depreciable assets.

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

③Long-term prepaid expenses: Straight-line method

(4)Accounting standards for allowances and reserves

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

④Allowance for resource-recycling expenses: The Company recognized transportation costs and storage costs expected to incur for the recycled waste plastic fuel stored by the end of this first half.

(5)Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

(6)Other significant policies used in these consolidated interim financial statements.

Accounting treatment of consumption tax: Excluding tax method

Changes of Accounting Principles

Recognition of allowances: Allowance for recycling costs is provided in preparation for payment of transportation and storage relating to recycling waste plastics for fuel. In fiscal 2003, the Companies changed its accounting for costs relating to transportation and storage for recycling waste plastics for fuel to provide an estimated amount that will be incurred in the future. Until the year ended March 31, 2002, the costs were expensed as incurred. This change was made considering relationship with revenue from processing industrial waste products that a business plan for Tomakomai power plant become clear to operate from next fiscal year in full scale. The effect of this change was to decrease operating income by 313,777 thousands yen and to increase loss before income taxes and net loss by 1,154,375 thousands yen, respectively.

Net Sales by Division

(Thousands of Yen)

	First Half between April 1 and September 30		Full Year ended March 31, 2003
	FY2004	FY2003	FY 2003
Termite Eradication Service	**6,399,882**	6,843,391	11,587,984
Under-Roof / Floor Ventilation System	**4,963,576**	7,443,358	12,019,559
Home Reinforcement System	**1,850,072**	4,076,373	6,643,615
Other	**2,230,531**	2,729,958	4,466,158
Home Sanitation Division Total:	**15,444,063**	21,093,081	34,708,317
Water activator installation	**1,542,119**	1,870,226	3,523,978
Care and maintenance of building water supply	**706,735**	840,022	1,458,716
Other	**1,767,118**	1,438,152	3,102,365
Establishment Sanitation Division Total:	**4,015,973**	4,148,400	8,085,061
Industrial Waste (Waste plastic processing)	**2,063,483**	1,926,327	4,019,832
Industrial waste (Organic Waste Water Recycle)	**738,203**	804,167	1,711,269
Industrial waste (Incineration)	**681,549**	593,129	1,341,175
Other	**395,107**	73,864	424,003
Environmental Resources Development Division Total:	**3,878,344**	3,397,488	7,496,280
Total Net Sales:	**23,338,381**	28,638,970	50,289,659

FILE NO. 82-5023

(Excerpt translation)

November 13, 2003

To our Shareholders:

Notice on interim dividends to be skipped for the 26th business year

Dear Sirs:

We have closed our interim account for the 26th business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004).

During the interim period under review, in our mainstay Home Sanitation Division, we have placed emphasis on cultivating new customers and exerted our efforts to improve and strengthen our marketing capabilities to secure a basis for improvement in business performance. However, sales of our Home Reinforcement System decreased to a larger extent that initially projected and income of the division shrank substantially. In addition, in our Environmental Resources Development Division, expenses of our Tomakomai electric power generating facility, which has been prepared for full operations during the second half of the current business year, piled up. Consequently, we experienced a rapid downturn in business results for the interim period under review.

Hence, taking into consideration these circumstances, we regrettably propose to skip interim dividends for the current business year.

Sincerely yours,

Shin-ichi Munemasa,
President and Representative Director

SANIX INCORPORATED
1-23, Hakata-eki-higashi 2-chome,
Hakata-ku, Fukuoka-shi